Exhibit (a)(1)

  September 3, 2013
To the Holders of Common Shares and
American Depository Receipts Representing Common Shares:

On August 29, 2013 MetLife Chile Acquisition Co. S.A. commenced a tender offer to purchase (i) up to 100% of the issued and outstanding Common Shares of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), that are held by U.S. holders and (ii) up to 100% of the outstanding American Depository Shares (“ADSs”) of the Company, from all holders, wherever located for U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid  election by a tendering security holder), and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase.

Simultaneously with the U.S. Offer, the Purchaser is making an offer in accordance with the mandatory tender offer rules of Chile to purchase up to 100% of the Common Shares from all holders of Common Shares, wherever located, for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer.

Chilean law does not contemplate that a board of directors make a recommendation to shareholders with respect to tendering into a tender offer.  The Board, acting as such, therefore has not expressed an opinion and remains neutral with respect to the Offers.  Chilean law states, however, that each individual member of the Board must express in writing his or her reasoned opinion as to whether the Offers are advantageous (conveniente) to the interests of the Company’s shareholders.  Chilean law does not require each individual member of the Board to recommend that shareholders accept or reject the Offers.  Accordingly, each member of the Board, acting in his or her individual capacity, has expressed in writing his or her reasoned opinion that the Offers are advantageous (conveniente) to the interests of all shareholders of the Company.

Each member of the Board has noted that his individual reasoned opinion should not be relied upon as investment advice or in making a determination as to whether to sell or hold shares of Common Shares or ADSs and advises shareholders instead to seek independent financial advice to the extent they deem it necessary.

Attached is a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Board’s decision not to express an opinion and remain neutral with respect to the tender offer, and certain information about the Company and the tender offer.  Also attached are English translations of the written reasoned opinions expressed by the members of the Board.  You should review the information contained in the Solicitation/Recommendation statement on Schedule 14D-9 carefully before making any decision with respect to the tender offer.  Each holder of Common Shares and ADSs should make that decision personally, in consultation with his or her legal and financial advisors.

Very truly yours,
/s/ Andrés Veszprémy Schilling
Name: Andrés Veszprémy Schilling
Title: General Counsel
A.F.P. Provida S.A.